                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


         (Mark One):

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7,
                    1996)

                    For the fiscal year ended December 31, 2000

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                    For the transition period from         to
                                                   -------    -------

                           Commission File No. 1-14365


               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               El Paso Energy Corporation Retirement Savings Plan (herein referred to as the "Plan")


               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               El Paso Corporation (herein referred to as the "Company") 1001 Louisiana Street
               Houston, Texas 77002

                              REQUIRED INFORMATION

Item 4.

          Financial Statements and Exhibits

          (a) Financial Statements and Supplemental Schedules for the years ended December 31, 2000, and 1999:

          Report of Independent Accountants

          Financial Statements:

               Statement of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

               Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2000

               Notes to Financial Statements

          Supplemental Schedules:

               Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2000

               Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2000

          (b)  Exhibits:

               Consent of Independent Accountants

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                            El Paso Energy Corporation
                                            Retirement Savings Plan



                                            By   /s/ Jeffrey I. Beason
                                               -----------------------------
                                                    Jeffrey I. Beason
                                            Senior Vice President and Controller


Date: June 29, 2001

================================================================================

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN


                                   ---------


                            FINANCIAL STATEMENTS AND
                           SUPPLEMENTAL SCHEDULES WITH
                              REPORT OF INDEPENDENT
                                   ACCOUNTANTS




                           DECEMBER 31, 2000 AND 1999


================================================================================

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                     WITH REPORT OF INDEPENDENT ACCOUNTANTS

                                      INDEX

                                                                                             Page
                                                                                             ----
Report of Independent Accountants.......................................................       2

Financial Statements:
     Statement of Net Assets Available for Plan Benefits
         as of December 31, 2000 and 1999...............................................       3

     Statement of Changes in Net Assets Available for Plan Benefits
         for the year ended December 31, 2000...........................................       4

     Notes to Financial Statements......................................................       5

Supplemental Schedules:

     Schedule H, Line 4i -- Schedule of Assets Held for Investment Purposes as of
         December 31, 2000..............................................................      17

     Schedule H, Line 4j -- Schedule of Reportable Transactions for the year ended
         December 31, 2000..............................................................      19

Consent of Independent Accountants .....................................................      20

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
El Paso Corporation:

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the El Paso Energy Corporation Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 25, 2001

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (IN THOUSANDS)


                                             December 31,
                                         -------------------
                                           2000       1999
                                         --------   --------
ASSETS

         Investments (See Note 3)        $804,798   $558,899

         Receivables
             Interest                         181         14
             Dividends                      1,007        827
             Participant contributions      1,207         --
             Employer contributions           545         --
             Amounts due from others       13,554      3,493
                                         --------   --------
                Total receivables          16,494      4,334
                                         --------   --------

             Total assets                 821,292    563,233
                                         --------   --------
LIABILITIES

         Accrued expenses                       9         --
                                         --------   --------
             Total liabilities                  9         --
                                         --------   --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS   $821,283   $563,233
                                         ========   ========

   The accompanying notes are an integral part of these financial statements.

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                                 (IN THOUSANDS)

                                              For the
                                             year ended
                                         December 31, 2000
                                         -----------------
ADDITIONS

      Dividends                              $ 17,761
      Interest                                 15,566
      Net appreciation in fair value of
         investments (See Note 3)             119,678
                                             --------
    Net investment income                     153,005

      Contributions
          Employer                             14,036
          Participants                         32,691
                                             --------
    Total contributions                        46,727

      Trustee transfers                       141,150
                                             --------
    Total additions                           340,882
                                             --------
DEDUCTIONS

      Benefits paid to participants            82,052
      Administrative fees                         780
                                             --------
    Total deductions                           82,832
                                             --------
    Net increase                              258,050

    Net assets available for Plan benefits
      Beginning of period                     563,233
                                             --------
      End of period                          $821,283
                                             ========


   The accompanying notes are an integral part of these financial statements.

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN

     The following description of the El Paso Energy Corporation Retirement Savings Plan (the "Plan") provides general information about the Plan's provisions in effect for the plan year ended December 31, 2000. Participants should refer to the Plan documents and summary plan description for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering eligible employees of El Paso Corporation (the "Company") and its participating employers, except leased employees, certain nonresident aliens, and members of any unit covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Contributions

     A participant may elect to make basic contributions from 2 percent to 10 percent of his or her eligible compensation on a before-tax or after-tax basis. The Company will make matching contributions of Company common stock, or cash which is initially invested in Company common stock, equal to 75 percent of a participant's basic contribution up to a maximum level of 6 percent of eligible compensation. In addition, if a participant has elected the maximum basic contribution eligible for a matching Company contribution, he or she may make after-tax supplemental contributions to the Plan from 1 percent to 5 percent of his or her eligible compensation. A participant may also elect to have the amount of available cash under the Company's FlexPlan transferred to the Plan as a flex contribution and may make an approved rollover contribution of a distribution received or direct transfer from another qualified retirement plan. There are certain legal limitations, as provided by the Plan, applicable to contributions to the Plan. Federal income taxes on before-tax contributions, company matching contributions, and the earnings from the investments in the Plan are deferred until amounts are withdrawn from the Plan by participants.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, the Company's matching contribution, and the participant's share of net earnings or losses of his or her respective investment funds elected under the Plan. Net investment gains and losses in a particular investment fund are allocated in proportion to the respective participant's account balances in that fund.

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


1.   DESCRIPTION OF PLAN (Continued)

     Vesting

     A participant's interest in the balance credited to his or her account is fully vested at all times.

     Payment of Benefits

     Upon separation from service with the Company, a participant whose account balance has exceeded $5,000 may elect to receive either a lump-sum amount equal to the value of his or her account or to defer the distribution. A deferred distribution may take the form of either a lump-sum distribution payable within, or installments payable over, a period which ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2. A participant whose account balance has never been more than $5,000 will receive an immediate lump-sum distribution of the amount equal to his or her account balance. Certain in-service withdrawals may also be available, as provided by the Plan.

     Participant Loans

     To obtain a loan, the participant must have a total account balance of at least $2,000 excluding any amounts held in an "IRA Account" under the Plan. Loan amounts may be from $1,000 to $50,000 but may not be more than 50 percent of the total balance in the participant's account, excluding any IRA Account balance. The 50 percent limit is reduced by the participant's highest outstanding loan balance(s) during the prior 12-month period. Each loan is made from, and repaid to, the borrowing participant's account so as not to affect the accounts of other participants. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding. The interest rate on a loan is 1 percent above the prime rate, which is determined on the last business day of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. The repayment period may be from 1 to 5 years. When a participant terminates employment with the Company, the unpaid balance of the participant's loan(s) will be deducted from any distributions to the participant. If the participant elects to defer the distributions, the loan must be repaid within 60 days after the separation from service. If the loan is not repaid, it will be automatically treated as a distribution to the participant.

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



1.   DESCRIPTION OF PLAN (Continued)

     Investment Options

     With exceptions as described below, a participant could direct the investment of his or her contributions to the Plan or reallocate the existing balance in his or her account among any one or more of the following investment funds during 2000. For a more complete description of the investment objectives, general information and performance history of the funds, participants should refer to the individual mutual fund prospectus and the summary plan description.

               1) Income Fund -- invested primarily in a diversified portfolio of investment contracts offered by major insurance companies, banks and other financial institutions. The objective of the fund is to provide liquidity and safety of principal while providing a higher return over time than offered by money market funds. An investment contract is an agreement whereby the issuing entity promises a specific rate of return for a period of time. The contracts provide that there will not be a reduction in principal due to a change in interest rates. These contracts usually have maturity dates and interest rates that fluctuate to reflect the investment performance and activity of the underlying bonds. However, like all of the Plan's investment funds, there is an element of risk. Some of the contracts are direct obligations of the issuing entity. To reduce the risk of the fund, most of the investment contracts are backed by fixed-income securities held in a separate account of an insurance company, or in a trust fund, to protect them from the general creditors of the contract issuer. The fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the Income Fund. PRIMCO Capital Management, Inc. manages the Income Fund.

               2) Company Stock Fund -- invested primarily in common stock of the Company (NYSE:EPG). As with investments in any single stock, this fund may be more volatile (that is, subject to larger swings in value, both up and down) than a fund that is diversified among the stocks of many companies. Participants who invest in the Company Stock Fund may instruct the trustee regarding the voting of the Company's common stock allocated to the participant's account.

               3) Equity Index Fund -- invested primarily in an index fund designed to match the performance of the Standard and Poors (S&P) Index by investing in stock of most of the 500 largest U.S. companies comprising that Index. This fund currently invests in a commingled fund for institutional investors known as the Daily Equity Index Fund T managed by Barclays Global Investors.

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



1.   DESCRIPTION OF PLAN (Continued)

     Investment Options

               4) International Equity Fund -- invested primarily in the publicly traded mutual fund known as the Templeton Foreign Fund managed by Templeton Global Advisors Limited. The purpose of this fund is to invest in companies in locations and businesses around the world where economic conditions are favorable for growth. Because of global monetary exchange, economic and political conditions, the risks and returns for this fund can vary significantly from investments in domestic stocks.

               5) Large Capitalization Equity Fund -- invested primarily in the publicly traded mutual fund known as the Fidelity Magellan Fund managed by Fidelity Management & Research Company.

               6) Putnam New Opportunities Fund -- invested primarily in the publicly traded mutual fund known as the Putnam New Opportunities Fund (Class A) managed by Putnam Investments, Inc.

               7) Small Capitalization Equity Fund -- invested primarily in the publicly traded mutual fund known as the SSgA Small Cap Fund managed by State Street Global Advisors.

               8) Asset Allocation Fund -- invested primarily in the publicly traded mutual fund known as the INVESCO Total Return Fund managed by INVESCO Funds Group Inc.

               9) Loan Fund -- invested individually for each borrowing participant in any loans to the participant.

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


1.   DESCRIPTION OF PLAN (Continued)

     The following number of participants were invested in the various funds at December 31, 2000 and 1999:

                                                Number of
                                               Participants
                                               -------------
                          Fund                  2000    1999
                          ----                 -----   -----
            Income Fund                        3,258   2,555
            Company Stock Fund                 6,491   4,148
            Equity Index Fund                  2,677   2,027
            International Equity Fund          1,194     900
            Large Capitalization Equity Fund   2,946   1,585
            Putnam New Opportunities Fund      2,933   1,775
            Small Capitalization Equity Fund     666     315
            Asset Allocation Fund              1,458   1,027
            Loan Fund                            991   1,055

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Basis

     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Valuation of Investments

     For the Plan years ending December 31, 2000 and 1999, the Plan's investment contracts with financial institutions and insurance companies are reported at contract value which approximates estimated fair value. On December 31, 2000 and 1999, the average yield for these investment contracts was 6.63 percent and 6.62 percent, respectively, while the averaging crediting interest rate was 6.69 percent and 6.46 percent, respectively. Crediting interest rates are normally reset quarterly for contracts with underlying investments to reflect the investment experience of that asset. Estimated fair value for investment contracts is based on discounted cash flows using current market rates for similar investments with similar terms. Short-term securities and participant loans are carried at cost which approximates fair value. All other investments are carried at fair value as determined by quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

     Investment Income

     Dividend and interest income from investments is recorded as earned on an accrual basis and is allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund. Dividend and interest income is reported in accordance with the Internal Revenue Service Form 5500 instructions. Dividend income represents income for those funds holding individual equity securities. Interest income represents income received from deposits with insurance companies, short-term securities and funds invested in commingled equity or mutual funds.

     Expenses

     Administrative expenses include participant recordkeeping and custodial fees, and certain professional fees incurred and paid by the Plan. In addition, any expenses directly relating to the purchase, sale, or transfer of the Plan's investments are charged to the particular investment fund to which the expense relates.

     Net Appreciation (Depreciation) in Fair Value of Investments

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

3.   INVESTMENTS

     Investments representing 5 percent or more of the Plan's net assets are separately identified as follows:


                                                                December 31,
                                                           --------------------
                                                               (in thousands)
                                                             2000        1999
                                                           --------    --------
     El Paso Corporation common stock,
         4,448,332 and 4,005,474 shares, respectively      $318,612    $155,462

     Barclays Equity Index Fund, 2,101,116 and
         2,095,550 shares, respectively                      77,637      85,209

     Fidelity Magellan Fund, 480,153 and 280,923
         shares, respectively                                57,282      38,383

     Putnam New Opportunities Fund, 1,339,298 and
         729,249 shares, respectively                        78,510      66,333

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $119,678 (in thousands) as follows:

                                                            (in thousands)
         Company Stock Fund                                   $ 173,080

         Equity Index Fund                                       (8,285)

         International Equity Fund                               (1,137)

         Small Capitalization Equity Fund                            29

         Asset Allocation Fund                                   (1,989)

         Large Capitalization Equity Fund                        (5,281)

         Putnam New Opportunities Fund                          (37,130)

         Income Fund                                                391
                                                              ---------

              Net appreciation in fair value of investments   $ 119,678
                                                              =========

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


4.   CONCENTRATION OF CREDIT RISK

     The Plan invests in various investment funds, as described in Note 1, based upon participant instructions. The Income Fund held approximately 26 percent and 29 percent of the invested assets of the Plan at December 31, 2000, and 1999, respectively. The Company Stock Fund held approximately 41 percent and 29 percent of the invested assets of the Plan at December 31, 2000, and 1999, respectively. The Company believes that it offers sufficient investment options to offset any significant concentration of credit risk.

5.   RELATED PARTY TRANSACTIONS

     Bankers Trust Company is the trustee for the Plan. As of December 31, 2000, approximately $62 million of Plan assets were invested with Bankers Trust
     Company: (i) $36 million in the BT Pyramid Directed Account Cash Fund and
     (ii) $26 million in Bankers Trust Company investment contracts. During 2000, approximately 52 percent and 60 percent of the Plan's purchase and sale transactions, respectively, were related to these assets.

6.   TAX  STATUS

     The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and, accordingly, the trust established under the Plan to hold the Plan's assets is intended to be exempt from federal income taxes pursuant to Section 501(a) of the Code. The Company received a favorable tax determination letter from the IRS on July 2, 1998, stating that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7.   NEW ACCOUNTING PRONOUNCEMENT

     In September 1999, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. This SOP simplifies disclosures for certain investments and supercedes AICPA Practice Bulletin 12, Reporting Separate Investment Fund Option Information of Defined-Contribution Pension Plans.

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


7.   NEW ACCOUNTING PRONOUNCEMENT (Continued)

     The SOP amended the AICPA Audit and Accounting Guide Audits of Employee Benefit Plans to: 1) eliminate the requirement for defined contribution plans to present investments by general type for participant-directed investments in the statement of net assets available for plan benefits, 2) eliminate the requirement for defined contribution plans to disclose participant-directed investment programs, 3) require defined contribution plans to identify nonparticipant-directed investments that represent 5 percent or more of net assets available for plan benefits, and 4) eliminate the requirement for defined contribution plans to disclose benefit-responsive investment contracts by investment fund option.

     This SOP is effective for financial statements for plan years beginning after December 15, 1999. The Company adopted this pronouncement effective January 1, 2000.

8.   AMENDMENTS

     Effective January 1, 2000, an eligible employee becomes a participant in the Plan immediately upon employment by a participating company.

     On January 1, 2000, Sonat Plan participant account balances, approximating $137 million in market value were transferred to the Plan. Prior to this, on October 25, 1999, the Company and Sonat Inc. completed a merger, and the Sonat Savings Plan was merged into and became part of the Plan. Accounts balances of participants in the Sonat Plan were frozen from participant activity until year end.

     On January 5, 2000, the Company, through a subsidiary, completed an acquisition of Crystal Gas Storage Inc. The Crystal 401(k) Plan was frozen from participant activity until March 1, 2000, at which time, it was merged into the Plan and Crystal participant account balances, approximating $1.6 million, were transferred to the Plan.

     On January 18, 2000, Bonneville Pacific Corporation merged with and into a subsidiary of the Company. On March 1, 2000, all employees transferred out of the Bonneville Pacific Corporation and became employees of other Company subsidiaries. Effective May 1, 2000, participant account balances, approximating $2.6 million, in the Bonneville Pacific Corporation 401(k) Plan were transferred to the Plan.

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

9.   SUBSEQUENT EVENTS

     On January 29, 2001, the Company, through a subsidiary, completed a merger with The Coastal Corporation ("Coastal"). Coastal maintained The Coastal Corporation Thrift Plan. Effective March 5, 2001, account balances, approximating $781 million, of participants in the Coastal Plan were transferred to the Plan.

10.  PLAN TERMINATION

     Although the Company has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan's assets would be distributed to the participants, as directed by the Retirement Savings Plan committee in accordance with the Plan and applicable law, on the basis of their account balances existing at the date of termination, as adjusted for investment gains and losses.

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


11.  RECONCILIATION WITH FORM 5500

     The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500:

                                                             December 31,
                                                         --------------------
                                                            (in thousands)
                                                             2000     1999
                                                         --------   --------
            Net assets available for Plan benefits
               per the financial statements              $821,283   $563,233
            less:  final distributions and participant
                   withdrawals that have been
                   processed and approved but
                   not paid by the Plan                       806        485
                                                         --------   --------

            Net assets available for Plan benefits
               per the Form 5500                         $820,477   $562,748
                                                         ========   ========

     The following is a reconciliation of the change in net assets available for Plan benefits per the financial statements to Form 5500:

                                                         For the year ended
                                                         December 31, 2000
                                                         -----------------
                                                           (in thousands)
            Net increase in net assets
               available for Plan benefits per the
               financial statements                            $258,050
            less:  change in distributions and
                   participant withdrawals that
                   have been processed and approved
                   but not paid by the Plan                         321
                                                               --------
            Net increase in net assets
               available for Plan benefits per the
               Form 5500                                       $257,729
                                                               ========

     Final distributions and participant withdrawals that have been processed and approved but not paid by the Plan are not considered Plan obligations until paid under generally accepted accounting principles and, therefore, are not presented as liabilities or benefits paid in the accompanying financial statements.

                             SUPPLEMENTAL SCHEDULES

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN
                          EIN: 76-0568816   PLAN: 002
      SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000

                                                                            NUMBER OF
                                                                              SHARES
                                                                            (UNITS) OR
                                                                            PRINCIPAL
                 IDENTITY OF ISSUE, BORROWER, OR                            AMOUNT OF
                         SIMILAR PARTY, AND                                  BONDS AND                       CURRENT
                    DESCRIPTION OF INVESTMENT                                  NOTES         COST             VALUE
                                                                            -----------   ------------    ------------
COMPANY STOCK FUND
    El Paso Corporation common stock                                          4,448,332   $205,210,729    $318,611,780
    Short-term securities
       Bankers Trust Company
          BT Pyramid Directed Account Cash Fund                               1,876,417      1,876,417       1,835,103
                                                                                          ------------    ------------
                        Total investments - Company Stock Fund                             207,087,146     320,446,883
                                                                                          ------------    ------------
INCOME FUND
    Deposits with financial institutions
       Bankers Trust Company (Del)
          BASIC # 97-888THT, 7.31%, matures 03/07/03                         25,801,557     25,801,557      25,801,557
       Bank of America NT & SA
          # 99-056, 6.92%, matures 09/15/04                                   7,428,073      7,428,073       7,428,073
       Bank of America
          # 99-094, 6.83%, matures 09/15/04                                  21,917,400     21,917,400      21,917,400
       Chase Manhattan Bank
          # 401728, 6.67%, matures 12/30/03                                  10,347,888     10,347,888      10,347,888
       CDC Investment Management Corporation
          # 163-03, 5.70%, matures 03/20/05                                   5,008,337      5,008,337       5,008,337
       State Street Bank & Trust
          # 98263, 5.62%, matures 05/16/05                                   26,588,978     26,588,978      26,588,978
                                                                                          ------------    ------------
                        Total deposits with financial institutions                          97,092,233      97,092,233
                                                                                          ------------    ------------

    Deposits with insurance companies
       Allstate Life Insurance Company
          # 31071, 7.62%, matures 10/01/02                                    1,872,341      1,872,341       1,872,341
       Business Men's Assurance
          # 1336, 5.75%, matures 11/17/03                                     3,377,606      3,377,606       3,377,606
       Continental Assurance Company
          # 630-05647, 6.76%, matures 02/01/06                               10,417,220     10,417,220      10,417,220
       GE Life & Annuity Assurance Co
          # GS-3410, 7.47%, matures 04/30/02                                  4,215,617      4,215,617       4,215,617
       Jackson National Life
          # 1362, 7.55%, matures 07/21/03                                     3,099,115      3,099,115       3,099,115
       John Hancock Mutual Life Insurance Company
          # 14937, 7.3% matures 06/02/05                                      1,565,016      1,565,016       1,565,016
          # 7436, 6.26%, matures 5/1/07                                      14,216,476     14,216,476      14,216,476
          # 8836, 5.61%, matures 2/01/02                                      3,017,999      3,017,999       3,017,999
       Mass Mutual Life Insurance Company
          # 10514, 5.63%, matures 7/5/02                                      2,403,999      2,403,999       2,403,999
          # 10733, 5.48%, matures 11/30/03                                    2,061,699      2,061,699       2,061,699
       Monumental Life Insurance Company
          #  0074TR, 7.13%, matures 04/10/07                                 25,942,271     25,942,271      25,942,271
          #  00204TR-1, 6.65%, matures 01/01/01                                  42,113         42,113          42,113
       New York Life Insurance Company
          #  06749, 5.70%, matures 03/20/03                                     183,062        183,062         183,062
          #  06749-002, 5.62%, matures 09/20/01                                 776,445        776,445         776,445
          #  30889-002, 5.750%, matures 06/20/01                                363,419        363,419         363,419
          #  30889, 6.67%, matures  1/31/02                                   2,208,400      2,208,400       2,208,400

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN
                          EIN: 76-0568816   PLAN: 002
      SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000

                                                                            NUMBER OF
                                                                              SHARES
                                                                            (UNITS) OR
                                                                            PRINCIPAL
                 IDENTITY OF ISSUE, BORROWER, OR                            AMOUNT OF
                         SIMILAR PARTY, AND                                  BONDS AND                       CURRENT
                    DESCRIPTION OF INVESTMENT                                  NOTES         COST             VALUE
                                                                            -----------   ------------    ------------
INCOME FUND (continued)
    Deposits with insurance companies (continued)
       SunAmerica Life Insurance Company
          # 4891, 7.78%, matures 01/02/04                                     1,117,762      1,117,762       1,117,762
       UBS AG
          # 5051, 7.18%, matures 04/01/01                                     5,214,828      5,214,828       5,214,828
                                                                                          ------------    ------------
                        Total deposits with insurance companies                             82,095,388      82,095,388

    Short-term securities
       Bankers Trust Company
         BT Pyramid Directed Account Cash Fund                               34,712,853     34,712,853      34,591,753
                                                                                          ------------    ------------
                        Total investments - Income Fund                                    213,900,474     213,779,374
                                                                                          ------------    ------------

LOAN FUND
    Participant Loans, 7% to 12.5%                                           17,738,380             --      17,738,380
                                                                                          ------------    ------------
                        Total investments - Loan Fund                                               --      17,738,380
                                                                                          ------------    ------------

EQUITY INDEX FUND
    Barclays Equity Index Fund                                                2,101,116     58,661,140      77,636,816
                                                                                          ------------    ------------
                        Total investments - Equity Index Fund                               58,661,140      77,636,816
                                                                                          ------------    ------------

INTERNATIONAL EQUITY FUND
    Templeton Foreign Fund-Internat'l Growth Portfolio Mutual Fund            1,316,980     13,511,603      13,617,572
                                                                                          ------------    ------------
                        Total investments - International Equity Fund                       13,511,603      13,617,572
                                                                                          ------------    ------------

LARGE CAPITALIZATION EQUITY FUND
    Fidelity Magellan Portfolio Mutual Fund                                     480,153     59,309,422      57,282,302
                                                                                          ------------    ------------
                        Total investments - Large Capitalization Equity Fund                59,309,422      57,282,302
                                                                                          ------------    ------------

PUTNAM NEW OPPORTUNITIES FUND
    Putnam New Opportunities - Portfolio Mutual Fund                          1,339,298     97,319,999      78,509,666
                                                                                          ------------    ------------
                        Total investments - Putnam New Opportunities Fund                   97,319,999      78,509,666
                                                                                          ------------    ------------

SMALL CAPITALIZATION EQUITY FUND
    SSgA Small Cap - Portfolio Mutual Fund                                      257,891      5,267,241       5,413,129
                                                                                          ------------    ------------
                        Total investments - Small Cap Equity Fund                            5,267,241       5,413,129
                                                                                          ------------    ------------

ASSET ALLOCATION FUND
    INVESCO Total Return Manager Mutual Fund                                    770,863     21,520,934      20,373,906
                                                                                          ------------    ------------
                        Total investments - Asset Allocation Fund                           21,520,934      20,373,906
                                                                                          ------------    ------------
                        Total Assets Held For Investment Purposes                         $676,577,959    $804,798,028
                                                                                          ============    ============

                           EL PASO ENERGY CORPORATION
                             RETIREMENT SAVINGS PLAN
                          EIN: 76-0568816   Plan: 002
           SCHEDULE H, LINE 4j -- SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                          NUMBER OF
                                         TRANSACTIONS                                       COST OF
                                      -----------------    PURCHASE          SELLING      SECURITIES           NET
       SECURITY DESCRIPTION           PURCHASES   SALES      PRICE           PROCEEDS         SOLD            GAIN
       --------------------           ---------   -----   ------------    -------------   ------------    -------------
Pyramid Directed Account Cash Fund        268      253    $684,377,838    $658,862,548    $658,862,548    $         --

El Paso Corporation Common Stock           75      106     251,761,370     328,544,822     226,967,873     101,576,949

Fidelity Magellan Fund                    110      144      20,099,084      13,391,549      12,351,344       1,040,205

Putnam New Opportunities Fund             150      103      95,230,531      45,923,773      38,051,677       7,872,096

J. Hancock Mtl Life #8836 GAC for
   El Paso Corporation
   5.61% 02/01/2002                        19       10      20,125,418      17,111,287      17,111,287              --

Monumental Life Ins Co. Contract
   #0074TRx
   7.13% 04/10/2007                        17       15      14,682,499      14,955,368      14,955,368              --

UBS AG # 5051
   7.18% matures 04/01/01                  14        4      20,214,829      15,000,000      15,000,000              --

Bank of America #99-094
   6.92% 09/15/2004                        22       17      45,872,090      23,954,690      23,954,690              --

Caisse Des Depots, CDC Bric 163-03x
   5.70% 03/20/2005                        16        8      22,685,849      17,677,512      17,677,512              --

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Numbers 333-26813, 333-26823, 333-26831, 33-46519,
33-49956, 33-51851, 33-57553, 333-75781, 333-78949, 333-78951, 333-78979,
333-94717, 333-94719, 33-52100, and 333-31060) of El Paso Corporation of our
report dated June 25, 2001 relating to the financial statements and supplemental schedules of the El Paso Energy Corporation Retirement Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 26, 2001